UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934


                 General Employment Enterprises, Inc.
                 ------------------------------------
                            (Name of Issuer)

                     Common Stock, no par value
                 ------------------------------------
                    (Title of Class of Securities)

                      Common Stock, No Par Value
                    (Title of Class of Securities)


                                224051102
                              ------------
                             (CUSIP Number)


                      J.  Sherman  Henderson  III
                    11805  Springhill Garden Drive
                         Louisville, KY  40223
                             502-419-6222
                         ---------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)


                           December 21, 2011
      (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


(Continued on following pages)

---------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 224051102

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1.	 Names of Reporting Persons:

         J. Sherman Henderson III

2.       Check the appropriate box if a member of a group

	 (a) [X]    (b)  [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS	 Not applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2 (e) /_/

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The reporting person is a U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER     0

8.       SHARED VOTING POWER   12,825,281

9.       SOLE DISPOSITIVE POWER  0

10.      SHARED DISPOSITIVE POWER    12,825,281

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         12,825,281

12.      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   51%

14.	 TYPE OF REPORTING PERSON        IN

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Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, no par value per share, of General Employment Enterprises, Inc. GEE's principal executive offices are located at One Tower Lane, Suite 2200, Oakbrook Terrace, IL 60181.

On December 21, 2011 the reporting person became co-manager of Trinity HR Services, LLC, a Delaware limited liability company, and Trinity HR, LLC, a Kentucky limited liability company, along with Jeff Moody and Brandon Simmons. Trinity HR beneficially owns 3,500,000 GEE shares and Trinity Services beneficially owns 9,325,281 GEE shares.

Item 2.	Identity and background.

The reporting person is a U.S. citizen with an address at 11805 Springhill Garden Drive, Louisville, KY 40223. The reporting person's principal occupation is as an investor and consultant, in part with Derby Capital, LLC. He serves as Chairman Emeritus of Lightyear Network Solutions, Inc., a publicly traded telecommunications company of which he was formerly CEO, and as a director for Beacon Enterprise Solutions Group, Inc. and Rackwise, Inc., also publicly traded companies. The reporting person has not been a party to a criminal or civil proceeding required to be disclosed herein.

Item 3.	Source and amount of funds or other consideration.

Not applicable.  See Item 5.

Item 4.	Purpose of transaction.

The reporting person became manager of the reporting persons actually owning the reported shares (described below) because the reporting person anticipates securing a direct or indirect economic ownership interest in the shares in the very near future. The reporting person has no current plans to become involved in GEE. If he does ultimately obtain a material direct or indirect economic ownership interest in GEE shares, he anticipates becoming actively involved in increasing shareholder value.

Item 5.  Interest in Securities of the Issuer.

(a) The reporting person beneficially owns 12,825,281 shares of GEE common stock, which amounts to 51% of GEE's outstanding common stock.

(b) The reporting person shares voting and divestment powers with respect to all 12,825,281 Shares.

(c) Trinity HR received 3,500,000 shares from RFFG, LLC on December 21, 2011 as a distribution from RFFG, LLC, an Ohio limited liability company which is wholly owned by Trinity HR. RFFG obtained beneficial ownership of those shares in early September 2011 as a prospective purchase price payment from GEE to RFFG in connection with the sale by RFFG to GEE of a portion of its business on December 30, 2010 as reported on Form 8-K on January 5, 2011 (the Shares were issued and received in early October 2011). Trinity received indirect beneficial ownership of those shares by virtue of purchasing RFFG from WTS Acquisition LLC as of September 8, 2011.

     Trinity Services became a beneficial owner of 9,325,281 shares by virtue of purchasing PSQ, LLC, the former owner of the shares, on December 12, 2011, for $500,000 from Gregory L. Skaggs, and then distributing the shares to itself the following day. Trinity Services has pledged these Shares to Skaggs to collateralize payment of the balance of the purchase price.

(d) Brandon Simmons and Tiffany Simmons are the sole members of Trinity HR and Trinity Services and as such enjoy the right to receive distributions from those companies.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.  Materials to be filed as Exhibits.

None.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2012

/s/ J. Sherman Henderson III
----------------------------
J. Sherman Henderson III

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